Exhibit 99.1

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills,	RICHA PERIWAL	USHA iyer
Hyderabad - 500034. Telangana, India.	richaperiwal@drreddys.com	ushaiyer@drreddys.com

Dr. Reddy’s Q1 FY24 Financial Results

Hyderabad, India, July 26, 2023: Dr. Reddy’s Laboratories Ltd. (BSE: 500124 | NSE: DRREDDY | NYSE: RDY | NSEIFSC: DRREDDY) today announced its consolidated financial results for the quarter ended June 30, 2023. The information mentioned in this release is based on consolidated financial statements under International Financial Reporting Standards (IFRS).

Revenues	Rs. 67,384 Mn
[Up: 29%* YoY; Up: 7%* QoQ]

Gross Margin	58.7%
[Q1 FY23: 49.9%; Q4 FY23: 57.2%]

SG&A Expenses	Rs. 17,702 Mn
[Up: 14% YoY; Down: 2% QoQ]

R&D Expenses	Rs. 4,984 Mn
[7.4% of Revenues]

EBITDA	Rs. 21,372 Mn
[31.7% of Revenues]

Profit before Tax	Rs. 18,463 Mn
[Up: 26%^ YoY; Up: 39%^ QoQ]

Profit after Tax	Rs. 14,025 Mn
[Up: 18% YoY; Up: 46% QoQ]

* Excluding brand divestment income during the previous periods, Q1 FY24 Sales YoY growth is 35% and QoQ growth is 12%

^ Excluding one offs (settlement income during the current and previous year and brand divestment income during the previous periods), Q1 FY24 PBT YoY growth is 165% and QoQ growth is 68%

Commenting on the results, Co-Chairman & MD, G V Prasad said: “We delivered strong sales growth and witnessed robust margin expansion in Q1FY24 driven by market share gains & new product momentum in our US generics business and superior performance in Russia.  We are on track in executing our strategy, delivering growth while continuing to invest in future growth drivers and innovation to create sustainable value.”

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of 1 USD = Rs. 82.06

Dr. Reddy’s Laboratories Limited and Subsidiaries

Consolidated Income Statement

Particulars	Q1 FY24		Q1 FY23		YoY	Q4 FY23		QoQ
	($)	(Rs.)	($)	(Rs.)	Gr %	($)	(Rs.)	Gr%
Revenues	821	67,384	636	52,154	29	767	62,968	7
Cost of Revenues	339	27,831	319	26,148	6	329	26,971	3
Gross Profit	482	39,553	317	26,006	52	439	35,997	10
Operating Expenses
Selling, General & Administrative expenses	216	17,702	189	15,493	14	219	17,992	(2)
Research and Development expenses	61	4,984	53	4,325	15	65	5,366	(7)
Impairment of non-current assets	0	11	0	0		7	540	(98)
Other operating (income)/expense	(10)	(780)	(73)	(6024)	(87)	(3)	(281)	178
Results from operating activities	215	17,636	149	12,212	44	151	12,380	42
Net finance (income)/expense	(10)	(784)	(29)	(2349)	(67)	(10)	(799)	(2)
Share of profit of equity accounted investees	(1)	(43)	(1)	(94)	(54)	(1)	(76)	(43)
Profit before income tax	225	18,463	179	14,655	26	162	13,255	39
Income tax expense	54	4,438	34	2779	60	45	3,663	21
Profit for the period	171	14,025	145	11,876	18	117	9,592	46

Diluted Earnings Per Share (EPS)	1.03	84.22	0.87	71.40	18	0.70	57.62	46

As % to revenues	Q1 FY24	Q1 FY23	Q4 FY23
Gross Profit	58.7	49.9	57.2
SG&A	26.3	29.7	28.6
R&D	7.4	8.3	8.5
EBITDA	31.7	34.1	25.9
PBT	27.4	28.1	21.1
PAT	20.8	22.8	15.2

EBITDA Computation

Particulars	Q1 FY24		Q1 FY23		Q4 FY23
	($)	(Rs.)	($)	(Rs.)	($)	(Rs.)
Profit before Income Tax	225	18,463	179	14,655	162	13,255
Interest (income) / expense - Net*	(8)	(685)	1	84	(8)	(673)
Depreciation	28	2,281	25	2,050	27	2,213
Amortization	16	1,302	12	1,000	12	977
Impairment	0	11	0	0	7	540
EBITDA	260	21,372	217	17,789	199	16,312

* Includes income from Investments

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of 1 USD = Rs. 82.06

Key Balance Sheet Items

Particulars	As on 30th Jun 2023		As on 31st Mar 2023		As on 30th Jun 2022
	($)	(Rs.)	($)	(Rs.)	($)	(Rs.)
Cash and cash equivalents and other investments	745	61,162	761	62,456	432	35,468
Trade receivables	939	77,095	883	72,486	893	73,274
Inventories	639	52,398	593	48,670	631	51,810
Property, plant and equipment	819	67,207	810	66,462	778	63,826
Goodwill and Other Intangible assets	516	42,306	428	35,094	441	36,213
Loans and borrowings (current & non-current)	153	12,520	164	13,472	301	24,666
Trade payables	337	27,682	322	26,444	305	25,052
Equity	2,989	2,45,259	2,815	2,30,991	2,442	2,00,389

Revenue Mix by Segment

Segment	Q1 FY24	Q1 FY23	YoY	Q4 FY23	QoQ
	(Rs.)	(Rs.)	Gr %	(Rs.)	Gr %
Global Generics	60,083	44,324	36%	54,257	11%
North America	31,978	17,815	79%	25,321	26%
Europe	5,071	4,141	22%	4,960	2%
India	11,482	13,324	-14%	12,834	-11%
Emerging Markets	11,552	9,043	28%	11,142	4%
Pharmaceutical Services and Active Ingredients (PSAI)	6,709	7,090	-5%	7,787	-14%
Others	592	740	-20%	924	-36%
Total	67,384	52,154	29%	62,968	7%

Revenue Analysis [Q1 FY24]

Global Generics (GG)

➢	Q1 FY24 revenue at Rs. 60.1 billion, YoY growth of 36% and QoQ growth of 11%. The growth was driven by North America, Emerging Markets and Europe.

North America

➢	Q1 FY24 revenue at Rs. 32 billion, YoY growth of 79% and QoQ growth of 26%. The growth was primarily on account of new product launches, continued momentum in existing products, favorable forex rates movement, partly offset by price erosion.

➢	During the quarter, we launched six new products in US and two in Canada. We also commercialized the generic prescription portfolio acquired from Mayne Pharma.

➢	During the quarter, we filed four new Abbreviated New Drug Applications (ANDAs) with the US Food and Drug Administration (USFDA). As of 30th June 2023, cumulatively 85 generic filings are pending for approval with the USFDA (82 ANDAs and 3 NDAs under 505(b)(2) route). Out of the pending 85 ANDAs, 43 are Para IVs, and we believe 17 have ‘First to File’ status.

Europe

➢	Q1 FY24 revenue at Rs. 5.1 billion, YoY growth of 22% and QoQ growth of 2%. The growth was driven by momentum in the base business, new product launches and favorable forex rates movement, partly offset by price erosion.

India

➢	Q1 FY24 revenue at Rs. 11.5 billion, YoY decrease of 14% and QoQ decline of 11%. Excluding brand divestment income, sales of divested portfolio from base and NLEM related price reduction impact, India business registered a high single digit growth. This growth was mainly on account of increase in base business volumes.

Emerging Markets

➢	Q1 FY24 revenue from Emerging Markets at Rs. 11.6 billion, YoY growth of 28% and QoQ growth of 4%.

-	Revenue from Russia for the quarter at Rs. 5.6 billion, YoY growth of 75% and QoQ growth of 9%. YoY growth was driven by uptick in base business, price increase and biosimilars. This was further aided by low base in previous year. QoQ growth was primarily driven by increase in volumes of existing products.

-	Revenue from other CIS countries and Romania for the year at Rs. 2.0 billion, YoY growth of 2% and QoQ decline of 14%. YoY growth, primarily on account of price increases on certain products, was offset with decline in base business volumes. QoQ decline was mainly on account of decline in volumes of existing products.

-	Revenue from Rest of World (RoW) territories for the year at Rs. 4.0 billion, YoY growth of 1% and QoQ growth of 8%. YoY growth, led by new product launches, was offset by price erosion and lower base business volumes. QoQ growth was mainly driven by new product launches and increase in volumes of existing products.

Pharmaceutical Services and Active Ingredients (PSAI)

➢	Q1 FY24 revenue at Rs. 6.7 billion, with a decline of 5% YoY and 14% QoQ. YoY decline was mainly attributable to lower volume pick up by customers for some of our existing products, partly offset with favourable forex rate movement. QoQ decline was mainly attributable to decrease in sales volumes of certain of our existing products.

Income Statement Highlights:

➢	Q1 FY24 gross margin at 58.7% (GG: 63.9%, PSAI: 15.0%). Gross margin increased by ~880 bps YoY and by ~150 bps QoQ. The improvement in gross margin was primarily driven by favorable product mix and higher manufacturing leverage partly offset by benefit from brand divestment income during previous year and price erosion in certain products. QoQ growth was primarily on account of favourable product mix partly offset by brand divestment income benefit during preceding quarter.

➢	Selling, general & administrative (SG&A) expenses for Q1 FY24 at Rs. 17.7 billion, YoY increase of 14% and declined by 2% QoQ. The YoY SG&A spend increase is in-line with business growth and is largely on account of investment in sales & marketing, digitalization and other business initiatives.

➢	Research & development (R&D) expenses in Q1 FY24 at Rs. 5.0 billion. As % to Revenues – Q1FY24: 7.4% | Q4FY23: 8.5% | Q1FY23: 8.3%. We continue our focus on investing in R&D to build a healthy pipeline of new products across our markets for both small molecules and biosimilars.

➢	Other operating income for Q1 FY24 at Rs. 0.8 billion compared to Rs. 6 billion in Q1 FY23. Other operating income during the current quarter included settlement income of Rs. 0.5 billion in Canada relating to the generic abiraterone. The net other income in previous year included settlement income of Rs. 5.6 billion relating to the generic buprenorphine and naloxone sublingual film.

➢	Net Finance income for Q1 FY24 at Rs.0.8 billion compared to Rs. 2.3 billion in Q1 FY24. The higher income during previous year was primarily on account of higher foreign exchange gain.

➢	Profit before Tax for Q1 FY24 at Rs. 18.5 billion, YoY growth of 26%. QoQ growth of 39%

➢	Profit after Tax for Q1 FY24 at Rs. 14.0 billion. The effective tax rate for the quarter has been 24.0% as compared to 19.0% in Q1 FY23. The tax rate was lower in pervious year primarily on account of recognition of unrecognized deferred tax assets on operating tax losses.

➢	Diluted earnings per share for Q1 FY24 is Rs. 84.22.

Other Highlights:

➢	EBITDA for Q1 FY24 at Rs. 21.4 billion and the EBITDA margin is 31.7%.

➢	Capital expenditure for Q1 FY24 at Rs. 3.6 billion.

➢	Free cash-flow for Q1 FY24 at Rs. 6.7 billion (before acquisition payout).

➢	Net cash surplus for the company at Rs. 49.8 billion as on June 30, 2023.

All amounts in millions, except EPS

About key metrics and non-GAAP Financial Measures

This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical performance, financial position or cash flows that are adjusted to exclude or include amounts, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS. Our non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. These measures may be different from non-GAAP financial measures used by other companies, limiting their usefulness for comparison purposes.

We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business.

For more information on our non-GAAP financial measures and a reconciliation of GAAP to non-GAAP measures, please refer to "Reconciliation of GAAP to Non-GAAP Results" table in this press release.

All amounts in millions, except EPS

Reconciliation of GAAP measures to Non-GAAP measures

Free Cash Flow

Three months Ended
June 30, 2023
Net cash generated from operating activities	13,634
Less:
Taxes	(2,384)
Investments in PPE and Intangibles	(4,512)
Free Cash Flow before acquisition	6,738
Less:
Acquisitions related pay-out	(7,640)
Free Cash Flow	(902)

Operating working capital

Quarter Ended
June 30, 2023
Inventories	52,398
Trade Receivables	77,095
Less:
Trade Payables	(27,682)
Operating Working Capital	101,811

Net cash surplus

Quarter Ended
June 30, 2023
Cash and cash equivalents	7,228
Investments	53,934
Short-term borrowings	(6,468)
Long-term borrowings, non-current	(4,930)
Less:
Restricted cash balance – Unclaimed dividend	84
Lease liabilities (included in Long-term borrowings, non-current)	(1,130)
Equity Investments (included in Investments)	957
Net Cash Surplus	49,853

All amounts in millions, except EPS

Computation of Return on Capital Employed

Year Ended
June 30, 2023
Profit before tax	18,463
Less:
Interest and Investment Income (Excluding forex gain/loss)	685
Earnings Before Interest and taxes [A]	17,778

Average Capital Employed [B]	1,84,327

Return on Capital Employed (A/B) (Ratio)	38.6%

Computation of capital employed

	Year Ended June 30,	Year Ended March 31,
	2023	2023
Property Plant and Equipment	67,207	66,462
Intangibles	38,068	30,849
Goodwill	4,238	4,245
Investment in equity accounted associates	4,002	4,702
Other Current Assets	18,511	20069
Other investments	902	660
Other non-current assets	821	800
Inventories	52,398	48,670
Trade Receivables	77,095	72,485
Derivative Financial Instruments	1,760	1,095
Less:
Other Liabilities	38,973	42,320
Provisions	5,451	5,513
Trade payables	27,682	26,444
Operating Capital Employed	1,92,896	1,75,760
Average Capital Employed	1,84,327

Computation of EBITDA

Refer page no. 2 for EBITDA computations.

Earnings Call Details (07:30 pm IST, 10:00 am EDT, July 26, 2023)

The management of the Company will host an Earnings call to discuss the Company’s financial performance and answer any questions from the participants.

Conference Joining Information

Option 1: Express Join with DiamondPass™

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Option 2: Join through below Dial-In Numbers
Universal Access Number:	+91 22 6280 1219 +91 22 7115 8120
International Toll Free Number:	USA: 1 866 746 2133 UK: 0 808 101 1573 Singapore: 800 101 2045 Hong Kong: 800 964 448

No password/pin number is necessary to dial in to any of the above numbers. The operator will provide instructions on asking questions before and during the call.

Play Back: The play back will be available after the earnings call, till Aug 2nd, 2023. For play back dial in phone No: +91 22 7194 5757, and Playback Code is 75822.

Transcript: Transcript of the Earnings call will be available on the Company’s website: www.drreddys.com

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is a global pharmaceutical company headquartered in Hyderabad, India. Established in 1984, we are committed to providing access to affordable and innovative medicines. Driven by our purpose of ‘Good Health Can’t Wait’, we offer a portfolio of products and services including APIs, generics, branded generics, biosimilars and OTC. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Our major markets include – USA, India, Russia & CIS countries, China, Brazil and Europe. As a company with a history of deep science that has led to several industry firsts, we continue to plan ahead and invest in businesses of the future. As an early adopter of sustainability and ESG actions, we released our first Sustainability Report in 2004. Our current ESG goals aim to set the bar high in environmental stewardship; access and affordability for patients; diversity; and governance. For more information, log on to: www.drreddys.com.

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates, persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2023. The company assumes no obligation to update any information contained herein.”